NORDIC AMERICAN TANKERS LIMITED
LOM Building, 27 Reid Street
Hamilton HM 11, Bermuda

November 4, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Max A. Webb

RE: Nordic American Tankers Limited Registration Statement on
Form F-3 (No. 333-187400)

Ladies and Gentleman:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the Securities and Exchange Commission (the "Commission") on Form F-3 on November 1, 2013, as amended, be accelerated so that it will be made effective at 9:00 a.m. Eastern Time on November 6, 2013, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy or accuracy of the disclosure in the filing; and (iii) the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours truly,

NORDIC AMERICAN TANKERS LIMITED

By:	/s/ Turid M. Sørensen
Name: Turid M. Sørensen
Title: Chief Financial Officer